Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CorpAcq Group Plc on Amendment No. 2 to Form F-4 (File No. 333-275613) of our report dated March 17, 2023, which includes an explanatory paragraph as to Churchill Capital Corp VII’s ability to continue as a going concern, with respect to our audits of the financial statements of Churchill Capital Corp VII as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 and for the period from October 9, 2020 (inception) through December 31, 2020, and our report dated March 17, 2023 with respect to our audit of internal control over financial reporting of Churchill Capital Corp VII as of December 31, 2022, which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

January 26, 2024